SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

(202) 942-2940

FORM 11-K

(Mark One)

___X__ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005 or

______TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ______ to ______

Commission file number: 1-7221

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOTOROLA 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Motorola, Inc., 1303 E. Algonquin Road, Schaumburg, IL 60169

The Annual Report contains 28 pages.
The Exhibit Index is located on Page 2 .

Financial Statements, Signatures and Exhibits

The following financial statements, signatures and exhibits are part of this report.

KPMG LLP
Suite 1100
One Arizona Center
400 East Van Buren Street
Phoenix, AZ 85004

Report of Independent Registered Public Accounting Firm

Retirement Committee
Motorola, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Line 4(i), schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Phoenix, Arizona
June 28, 2006

MOTOROLA, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

(In thousands)

		2005	2004
Assets:			
Investments at fair value:			
U.S. Government and agencies securities	$	106,729	147,082
Corporate bonds and debentures		129,228	178,871
Motorola, Inc. common stock		783,994	830,270
Freescale Semiconductor, Inc. common stock		—	89,806
Investments in common/collective trusts		2,596,725	2,475,577
Plan interest in master trusts		1,915,936	2,330,858
Participant loans		67,962	99,774
Total investments		5,600,574	6,152,238
Receivables:			
Employer contributions		9,256	89,689
Employee contributions		5,003	4,372
Pending trade sales		498	10,274
Interest receivable		2,982	3,472
Dividends receivable		1,365	1,928
Asset transfer in transit		283	—
Total receivables		19,387	109,735
Total assets		5,619,961	6,261,973
Liabilities:			
Pending trade purchases		1,360	10,099
Cash overdraft		487	—
Other		572	546
Total liabilities		2,419	10,645
Net assets available for benefits	$	5,617,542	6,251,328

See accompanying notes to financial statements.

MOTOROLA, INC. 401(k) PLAN

Statements of Changes Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

(In thousands)

	2005	2004
Investment income:		
Net appreciation in fair value of investments	$ 362,553	505,421
Interest	19,228	22,678
Dividends	5,790	7,804
Plan interest in investment income in master trusts	115,118	199,405
Total investment income	502,689	735,308
Contributions:		
Participants	238,793	282,862
Employer	79,679	171,572
Rollover	7,904	9,818
Total contributions	326,376	464,252
Deductions from net assets attributed to:		
Benefits paid to participants	461,221	424,484
Administrative and other expenses	7,170	6,900
Total deductions	468,391	431,384
Net increase before transfers	360,674	768,176
Transfer in of assets relating to acquisitions	9,157	6,566
Transfer out of assets relating to dispositions	(1,003,617)	—
Net (decrease) increase	(633,786)	774,742
Net assets available for benefits:		
Beginning of year	6,251,328	5,476,586
End of year	$ 5,617,542	6,251,328

See accompanying notes to financial statements.

(1) Description of Plan

The following description of the Motorola, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan was formerly known as the Motorola, Inc. 401(k) Profit Sharing Plan, but was renamed effective January 1, 2005.

(a) General

The Plan is a defined contribution plan sponsored by Motorola, Inc. and certain subsidiaries (the Company) covering substantially all domestic employees. Employees become eligible to contribute to the Plan immediately upon employment. Participants are eligible to receive Company contributions to their account on the first of the month following their first (or a subsequent) employment anniversary, after they have completed an anniversary year in which they worked at least 1,000 hours.

Effective October 1, 2002, the Plan was amended to convert a portion of the Plan to a stock bonus plan and non-leveraged employee stock ownership plan (ESOP). The ESOP portion of the Plan is designed to invest primarily in shares of the Company's common stock. The ESOP portion of the Plan is participant directed, which satisfies diversification requirements. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Trustee prior to the time that such rights are to be exercised. Dividends paid on the Company's common stock are allocated to the participants account and reinvested in Company common stock.

(b) Contributions

Participants may elect to contribute up to 30% of their pre-tax compensation, up to the annual deferral limit set by the Internal Revenue Code (IRC). The annual deferral limits as set by the IRC were $14,000 and $13,000 in 2005 and 2004, respectively. However, if the participant has reached the age of 50 and has contributed $14,000 or is contributing 30% of pre-tax compensation, they may elect to have an additional $4,000 (unmatched) contributed for 2005 and 2004.

The Company makes matching contributions to participants equal to $0.50 for each dollar of participant deferrals up to 6% of pre-tax compensation, not to exceed 3% of pre-tax compensation for the period. If during the Plan year the total matching contribution made on behalf of a participant does not equal the maximum amount of matching contribution required, and the participant satisfies certain specified requirements, the Company shall within 30 days after the Plan year-end, make a lump sum contribution to the participant's account equal to the difference between the required matching contribution and the amount actually made.

Prior to January 1, 2005, the Company could also make a profit sharing contribution to the Plan. The profit sharing contribution was 7.5% of pretax worldwide earnings (as defined), reduced by a formula which compares the compensation paid by participating companies to worldwide compensation. Total matching contributions made to all participants during the year are subtracted from the profit sharing formula amount to determine the profit sharing contribution for the year. There was a $79,531,442 profit sharing contribution made for 2004. Effective January 1, 2005, the Company amended the Plan to eliminate the profit sharing contribution. Therefore there was no profit sharing contribution for 2005.

Effective January 1, 2005, the Company froze its defined benefit pension plan (Pension Plan). As a result of freezing the Pension Plan, new employees of the Company will not be eligible to participant in the Pension Plan, and will be designated as non-pension eligible. Non-pension eligible participants will receive a matching contribution equal to $1.00 for each dollar of participant deferrals up to 3%, and $0.50 for each dollar of participant deferrals between 3% and 5%. There is no change for pension-eligible participants.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's elective deferrals, and allocations of Company matching and profit sharing contributions, plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Vesting***

Participants are fully vested in their elective deferrals and related earnings at all times. A participant will be 100% vested in employer contributions and earnings thereon after they have completed an anniversary year in which they worked at least 1,000 hours in a year. For terminations prior to July 1, 2000, employer contributions vest as follows:

Years of service	Percentage
Before 3 years of service	50%
After 3 years of service	60
After 4 years of service	80
After 5 years of service	100

Participants who terminated employment prior to July 1, 2000, but chose to leave their account balances in the Plan are subject to forfeit the unvested portion of employer contributions upon the earlier of their withdrawal from the Plan, or the five year anniversary of their employment termination. Terminated employees who have left their account balances in the Plan and are rehired by the Plan Sponsor within five years are not subject to forfeiture of their unvested employer contributions. For the years ended December 31, 2005 and 2004, all forfeiture amounts of $83,000 and $786,000, respectively, were used to offset Company contributions.

The Participants become 100% vested in their account balances upon reaching normal retirement age, total and permanent disability, death, or Plan termination.

The portion of employer contributions not vested upon termination of employment is forfeited and is used to offset Company contributions.

(Continued)

(e) ***Benefits***

At the option of the participant, distributions from the Plan may be made in the form of: (a) a lump-sum distribution with the option of receiving shares of Motorola stock or cash, (b) annual distributions from the Plan (available only to retiring participants) or combinations thereof. Participants hired after January 1, 1996 may not elect the Annuity or Annual Distribution options. Partial distributions (with a minimum of $5,000) are made available to participants, with no more than one distribution in any three-month period. Participants are not required to cash out their entire benefits at age 70 (although this requirement applies to beneficiaries). Additionally, in-service withdrawals are extended to participants who have attained age 59-1/2 for pretax, post-tax, and rollover contributions. Hardship withdrawal of rollover contributions is permitted. Participants who terminate employment with the Company for any reason, and have a vested account balance of $1,000 or less will have their account balance distributed in the form of a lump-sum distribution.

Participants who have attained the age of 70-1/2 and who are an employee of the Company may withdraw all or any portion of his/her account subject to IRS minimum distribution requirements. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

Participants who are an employee of the Company and who have made a rollover transfer into the Plan may withdraw all or any portion of his/her rollover transfer amounts at any time. A participant may not take more than one withdrawal in any six-month period, and the minimum withdrawal shall be $200.

(f) ***Participant Loans***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less their highest outstanding loan balance in the last 12 months or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund to the Participant Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable interest rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates are based on the prime rate (published in the Wall Street Journal) plus 0.5% unless the plan administrator determines the interest rate is not reasonable. Prior to July 16, 2003, interest rates included a 0.3% loan insurance fee. Loan interest rates ranged from 5.75% to 7.5%. Principal and interest is paid ratably through payroll deductions. A $50 processing fee is charged for loans.

(g) ***Plan Termination***

Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. It has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA.

(h) Freescale Spin Off

On December 2, 2004, the Company divested its semiconductor business, Freescale Semiconductor. As part of the divestiture, all holders of Motorola, Inc. common stock received 0.11 shares of Freescale Semiconductor Class B common stock. The Plan received 53,406,660 shares of Freescale Semiconductor Class B common stock as a result of the divestiture. Participants in the Motorola common stock fund received an allocation in the Freescale Semiconductor common stock fund. The Plan does not permit any new investment into the Freescale Semiconductor common stock fund. Participants may transfer out of this fund at any time.

On April 6, 2005, the 401(k) and Retirement Committees voted to eliminate Freescale stock from its holdings as of December 2, 2005 and any remaining assets in the Freescale stock fund were liquidated and transferred to the Balance Fund I.

(i) Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for benefits and changes in those net assets.

Participant contributions and the related Company matching contributions are recorded when participant contributions are deducted from their compensation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock, corporate debt instruments and government securities are stated at fair value as determined by quoted market prices in an active market. Investments in common/collection trust funds are stated at the established fair values of the underlying assets of the funds, which have been determined based on unit values of the funds. Unit values are determined by the bank sponsoring such funds by dividing the funds' net asset at fair value by its units outstanding at the valuation dates. The fair value of the Plan's interest in the master trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Loans to participants are valued at cost.

The resulting increase or decrease in investment values is recorded in net appreciation (depreciation) in fair value of investments in the statement of changes in net assets available for benefits.

The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis. Dividends are recorded on the ex-dividend date.

(d) ***Administrative and Other Expenses***

The expenses necessary to administer the Plan are paid out of Plan assets.

(e) ***Payment of Benefits***

Benefits are recorded when paid.

(3) Plan Amendments

(a) ***Amendment 2004 – 1***

The Company amended the Plan by permitting the cash out of amounts less than $5,000, effective April 1, 2004. In the event a participant is terminated for any reason and the non-forfeitable amount credited to the participant's accounts as of the Valuation Date immediately preceding the date of distribution does not exceed $5,000 the amount will be distributed in a lump sum to the terminated employee.

(b) ***Amendment 2004 – 2***

The Company amended the Plan to accelerate the forfeiture of benefits, effective April 1, 2004. The portion of a participant's contribution account which is not vested upon his termination of employment will become a forfeiture upon the earlier of the date the participant incurs a one year break in service or receives a distribution of the entire amount of the then vested portion of his account.

(c) ***Amendment 2004 – 3***

The Company amended the Plan to provide true-up contributions and profit sharing contributions to employees transferred to Freescale Semiconductors, Inc. effective April 1, 2004.

(d) ***Amendment 2004 – 4***

The Company amended the Plan to specify the terms and conditions governing the Plan's holding of Freescale stock related to the spin-off of Freescale Semiconductor, Inc. The Freescale stock fund will be held by the Plan for one year in order to allow participants to liquidate their stock. Distributions can be paid in Freescale stock; however, no new investment is permitted.

(Continued)

(e) *Amendment 2004 – 5*

The Company amended the Plan to eliminate profit sharing contributions, effective January 1, 2005. In addition, the Plan removed "Profit Sharing" from the name, thus becoming the Motorola Inc. 401(k) Plan.

(f) *Amendment 2005 – 1*

The Company amended the Plan to comply with new legislation and regulations limiting automatic cash-out distributions, effective March 28, 2005. In the event a participant is terminated for any reason and the non-forfeitable amount credited to the participant's accounts as of the Valuation Date immediately preceding the date of distribution does not exceed $1,000 (previously $5,000) the amount will be distributed in a lump sum to the terminated employee.

(4) Party-in-Interest

Certain Plan investments are managed by Northern Trust. Northern Trust is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Investments in Motorola, Inc. common stock represented approximately 14% and 13% of plan net assets at December 31, 2005 and 2004, respectively.

(5) Investments

At December 31, 2005, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV:		
Daily S&P 500 Equity Index Fund	$	1,037,967
Daily S&P Midcap 400 Equity Index Fund		554,413
Daily EAFE Index Fund		361,465
Motorola, Inc. Common Stock		783,993
MFO Motorola:		
Bond Pool		748,593
Stock Pool		1,167,343

At December 31, 2004, the fair value of individual investments which exceeded 5% of net assets available for benefits are as follows (in thousands):

MFB NTGI COLTV:		
Daily S&P 500 Equity Index Fund	$	1,251,770
Motorola, Inc. Common Stock		830,270
MFO Motorola:		
Bond Pool		901,435
Stock Pool		1,429,423

During 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows (in thousand):

For the year ended December 31, 2005:		
U.S. Government and agencies securities	$	(2,208)
Corporate bonds and debentures		(3,399)
Motorola, Inc. common stock		216,659
Investments in common/collective trusts		151,501
Net appreciation in fair value of investments	$	362,553

For the year ended December 31, 2004:		
U.S. Government and agencies securities	$	(2,671)
Corporate bonds and debentures		(6,256)
Motorola, Inc. common stock		261,366
Investments in common/collective trusts		252,982
Net appreciation in fair value of investments	$	505,421

(6) Interest in Master Trusts

During 2000, a master trust arrangement was established whereby certain of the Plan's investments are held in two master trust accounts at Northern Trust. The master trust accounts also include the investment assets of the Motorola, Inc. Pension Plan. Investment income and administrative expenses of the master trust accounts are allocated to the Plan and the pension plan based on the relative market values of each plan's net assets on a daily basis.

The fair value of the investments for the master trusts and the Plan's interest in the master trusts at December 31, 2005 and 2004 is summarized as follows (in thousands):

	2005	2004
Bond Pool Investments:		
Investments at fair value:		
U.S. Government and agencies securities	$ 893,673	785,942
Common Stock	359	—
Corporate bonds and debentures	644,764	656,031
Investments in common/collective trusts	331,080	335,135
Short-term and other investments	27,786	129,982
Cash – under securities lending agreements	362,575	355,784
U.S. Government securities – under securities lending agreements	25,663	43,185
	2,285,900	2,306,059
Receivables:		
Pending trade sales and income receivable	17,661	12,282
Liabilities:		
Pending trade purchases and other liabilities	(210,275)	(144,969)
Corporate bonds and debentures – under securities lending agreements	(75,426)	(105,348)
U.S. Government and agencies securities – under securities lending agreements	(312,812)	(293,621)
Net bond pool investments in master trust	1,705,048	1,774,403
Percentage allocated to the Plan – bond pool investments	43.904%	50.802%
Net Plan interest in master trust – bond pool investments	748,593	901,435
Stock Pool Investments:		
Investments at fair value:		
Common and preferred stock	2,375,147	2,222,413
Investments in common/collective trusts	1,740,705	1,950,344
Short-term and other investments	5,753	11,716
Cash – under securities lending agreements	252,056	233,813
	4,373,661	4,418,286
Receivables:		
Pending trade sales and income receivable	33,014	33,138
Liabilities:		
Pending trade purchases and other liabilities	(30,715)	(28,890)
Common stocks – under securities lending agreements	(252,056)	(233,813)
Net stock pool investments in master trust	4,123,904	4,188,721
Percentage allocated to the Plan – stock pool investments	28.307%	34.126%
Net Plan interest in master trust – stock pool investments	1,167,343	1,429,423
Net Plan interest in master trusts	$ 1,915,936	2,330,858

(Continued)

The net investment gain of the master trust for the year ended December 31, 2005 and 2004 is summarized as follows (in thousands):

		2005	2004
Net investment gain:			
Bond pool investments:			
Net appreciation (depreciation) in fair value of investments:			
U.S. Government and agencies securities	$	(8,221)	6,208
Corporate bonds and debentures		(17,400)	(1,391)
Corporate Stock Common		405	(97)
Corporate Stock Preferred		14	—
Investments in common/collective trusts		6,588	7,099
Short-term and other investments		(263)	708
		(18,877)	12,527
Interest and dividends		61,005	64,251
		42,128	76,778
Administrative expenses		(2,351)	(2,591)
		39,777	74,187
Weighted average percentage allocated to the Plan – bond pool investments		43.904%	54.506%
Plan interest in master trust investment gain – bond pool investments		17,464	40,436
Stock pool investments:			
Net appreciation (depreciation) in fair value of investments:			
Common and preferred stock		193,318	226,996
Investments in common/collective trusts		115,940	163,000
Investments in registered investment companies		—	(90)
Short-term and other investments		(554)	(772)
		308,704	389,134
Interest and dividends		37,508	46,829
		346,212	435,963
Administrative expenses		(7,774)	(8,891)
		338,438	427,072
Weighted average percentage allocated to the Plan – stock pool investments		28.854%	37.223%
Plan interest in master trust investment gain – stock pool investments		97,654	158,969
Net plan interest in master trusts investment gain	$	115,118	199,405

(Continued)

The Master Trust enters into securities lending transactions with broker/dealers for which fees are paid to the Master Trust. The securities are required to be 100% collateralized by cash, U.S. Government securities, or irrevocable bank letters of credit. Fees earned on securities lending activity are included in interest income. Either party may terminate the lending agreement at anytime and the collateral shall be used for any failure to deliver borrowed securities.

Fair value of securities loaned by type of investment and corresponding collateral that pertain to the Plan's interest in assets of the Master Trust at December 31, 2005 and 2004 were as follows (in thousands):

	Securities under lending agreements	Collateralized by	
		Cash	Corporate and Government Bonds and Notes
December 31, 2005	$ 87,651	79,986	7,665
December 31, 2004	142,398	126,157	16,241

(7) Federal Income Taxes

The Plan has received a favorable determination letter dated November 21, 2002 from the Internal Revenue Service regarding the Plan's Federal income tax status. The Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) of 1986, as amended. The trust is exempt from Federal income taxes pursuant to the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8) Transfer of Assets Relating to Acquisitions and Dispositions

The following net assets were transferred into the Plan as a result of acquisitions or out of the plan as a divestiture during the Plan year ended December 31, 2005 (in thousands):

Effective date	Acquisition	Amount transferred in
January 5, 2005	Quantam Bridge	$ 4,456
February 9, 2005	Crisnet	894
February 4, 2005	Mesh	3,128
June 8, 2005	Ucentric	679
Total transferred in		$ 9,157
January 14, 2005	Freescale	$ 988,512
March 24, 2005	Freescale PS Contribution	10,373
June 27, 2005	Freescale additional participants	4,732
Total transferred out		$ 1,003,617

(Continued)

The following net assets were transferred in to the Plan as a result of acquisitions during the Plan year ended December 31, 2004 (in thousands):

Effective date	Acquisition		Amount transferred in
January 9, 2004	Winphoria Networks	$	1,480
September 21, 2004	Solectron		5,086
Total transferred in		$	6,566

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 (in thousands):

		Year ended December 31	
		2005	2004
Benefits paid to participants per the financial statements	$	461,221	424,484
Amounts allocated to deemed distributions		—	(7,644)
Amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively		4,179	6,402
Amounts allocated to withdrawing participants at December 31, 2004 and 2003, respectively		(6,402)	(3,038)
Benefits paid to participants per the Form 5500	$	458,998	420,204

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

		December 31	
		2005	2004
Net assets available for benefits per the financial statements	$	5,617,542	6,251,328
Amounts allocated to withdrawing participants at December 31, 2005 and 2004, respectively		(4,179)	(6,402)
Rounding		—	1
	$	5,613,363	6,244,927

(Continued)

The following is a reconciliation of other receivables per the financial statements to the Form 5500 (in thousands):

		December 31	
		2005	2004
Income and dividends receivable per the financial statements	$	4,347	5,400
Rollover receivable		8	—
Net pending trade sales		(862)	175
Asset transfer in transit		283	—
Other receivable per the Form 5500	$	3,776	5,575

(10) Legal Matters

In the ordinary course of business, Motorola is a defendant on behalf of the Plan in various lawsuits, including actions filed by former participants. The Plan Sponsor believes these legal proceedings will not have a material adverse effect on the Plan or the financial results of the Plan.

MOTOROLA, INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2005

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description / (C) Description of Investment		(D) Cost	(E) Current Value
	U.S. Government Securities			
	United States - USD			
	FED HOME LN BK SERIES 00-0582 CLASS-H 4.75 DUE 10-25-201 CUSIP: 3133XDDP3	770,710.630	768,302.160	763,966.910
	FEDERAL HOME LN BKS SER 6T-9009 CL 1 3.84% DUE 11-25-20 CUSIP: 3133X9DY3	1,886,406.970	1,873,602.990	1,876,193.960
	FHLB BD 3.73 01-04-2008/01-04-2006 CUSIP: 3133X9VZ0	550,000.000	543,290.000	539,537.350
	FHLB BD 4.125 04-18-2008 CUSIP: 3133XBJQ9	1,800,000.000	1,777,073.400	1,777,426.200
	FHLB BD 4.5 09-26-2008/09-26-2006 CUSIP: 3133XDAE1	1,300,000.000	1,300,325.000	1,286,331.800
	FHLB CONS BD DTD 05/06/2004 3.44 11-06-2007/02-06-2 CUSIP: 3133X6FN1	1,000,000.000	978,870.000	977,288.000
	FHLB TRANCHE # TR 00307 09-15-2006/09-15-2 CUSIP: 3133X8NU2	800,000.000	791,920.000	791,535.200
	FHLB TRANCHE # TR 00667 3.25 12-17-2007 CUSIP: 3133X9M49	3,000,000.000	2,948,340.000	2,918,367.000
	FHLB TRANCHE # TR 00788 3.375 09-14-2007 CUSIP: 3133X82V3	2,000,000.000	1,979,925.610	1,956,914.000
	FHLMC DEB DTD 07/16/2001 5.5 07-15-2006 CUSIP: 3134A4GK4	750,000.000	828,786.000	753,582.750
	FHLMC DTD 10/18/2005 4.5 04-18-2007/04-18-2 CUSIP: 3128X4QU8	1,000,000.000	998,147.000	994,980.000
	FHLMC GOLD C00632 7 07-01-2028 CUSIP: 31292GVZ6	55,187.990	56,783.280	57,566.100
	FHLMC GOLD C00647 6.5 09-01-2028 CUSIP: 31292GWG7	90,725.910	92,554.600	93,358.410
	FHLMC MULTICLASS PREASSIGN 00851 3.5 05-15-2011 CUSIP: 31394M5L0	1,843,182.800	1,866,222.580	1,820,762.320
	FHLMC MULTICLASS SER 2802 CL NA 4 04-15-2020 CUSIP: 31394YNS9	1,596,651.940	1,621,599.640	1,583,136.280
	FHLMC NT 3.875 06-15-2008 CUSIP: 3134A4VA9	1,000,000.000	980,470.000	980,192.000
	FHLMC POOL #A2-5411 6% 08-01-2034 BEO CUSIP: 31297DAL2	1,465,253.520	1,505,548.000	1,480,023.280
	FHLMC POOL #1B2567 ADJ RT 10-01-2034 CUSIP: 3128JMW52	1.770	1.800	1.760
	FHLMC REMIC MANUFACTURED HSG SER I CL 1A10.15 PASS THRU CT CUSIP: 31339VAA6	3.710	3.730	3.710
	FHLMC 5.75 NT DUE 4-15-2008 BEO CUSIP: 3134A2DT2	3,755,000.000	3,907,438.840	3,835,856.420
	FNMA NOTES DTD 11-18-2002 3.25 11-15-2007 CUSIP: 31359MPZ0	3,200,000.000	3,142,664.800	3,115,376.000
	FNMA POOL #555592 5.5% 07-01-2033 BEO CUSIP: 31385XF93	1,568,266.920	1,591,545.890	1,556,766.820
	FNMA POOL #649654 7% DUE 07-01-2032 REG CUSIP: 31390LWP7	110,095.650	116,322.940	114,891.640
	FNMA POOL #681377 5% DUE 01-01-2018 REG CUSIP: 31391Y6N2	2,084,982.480	2,157,305.310	2,066,000.800
	FNMA POOL #794807 4.788% 10-01-2034 BEO CUSIP: 31405PAG5	803,420.390	802,039.520	800,047.630
	FNMA POOL #833080 5% 09-01-2035 BEO CUSIP: 31407KQ93	2,580,244.400	2,519,669.130	2,500,148.450
	FNMA PREASSIGN 00370 3 08-15-2007 CUSIP: 31359MWB5	3,290,000.000	3,224,481.290	3,201,058.140
	FNMA 5 01-15-2007 CUSIP: 31359MLZ4	4,000,000.000	4,165,781.250	4,007,968.000
	GNMA POOL #780677 8% DUE 11-15-2017 REG CUSIP: 36225AXE5	209,860.070	220,959.720	223,985.330
	GNMA 2003-036 REMIC TR CL C 4.254 02-16-2031 CUSIP: 38373SN94	1,000,000.000	959,062.500	964,912.000
	UNITED STATES TREAS NTS DTD 00013 3% DUE 11-15-2007 BEO CUSIP: 912828AN0	4,500,000.000	4,433,789.060	4,387,851.000

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	U.S. Government Securities				
	United States - USD				
	UNITED STATES TREAS NTS DTD 00039 3.375% DUE 11-15-2008	REG CUSIP: 912828BQ2	465,000.000	453,084.380	452,521.260
	UNITED STATES TREAS NTS DTD 00043 1,875% DUE 12-31-2005	REG CUSIP: 912828BU3	2,300,000.000	2,280,009.770	2,300,000.000
	UNITED STATES TREAS NTS DTD 00076 2.875 % DUE 11-30-2006	REG CUSIP: 912828DD9	3,945,000.000	3,905,943.160	3,890,294.690
	UNITED STATES TREAS NTS DTD 00079 3.625% DUE 01-15-2010	REG CUSIP: 912828DG2	750,000.000	726,826.170	729,433.500
	UNITED STATES TREAS NTS DTD 00095 3.625% DUE 06-30-2007	REG CUSIP: 912828DY3	8,860,000.000	8,810,854.690	8,758,942.840
	UNITED STATES TREAS NTS DTD 001 10 4.25% DUE 11-30-2007	REG CUSIP: 912828EP1	2,095,000.000	2,089,435.160	2,088,861.650
	UNITED STATES TREAS NTS NT 4.25% DUE	10-15-2010 REG CUSIP: 912828EJ5	235,000.000	234,449.220	233,770.010
	UNITED STATES TREAS NTS T-NOTE 4.375%	DUE 11-15-2008 REG CUSIP: 912828EL0	15,510,000.000	15,500,235.540	15,512,419.560
	UNITED STATES TREAS NTS T-NT 3.375% DUE 02-15-2008	REG CUSIP: 912828DK3	2,935,000.000	2,914,437.400	2,874,580.090
	UNITED STATES TREAS NTS 00064 2.75% DUE 08-15-2007	REG CUSIP: 912828CR9	11,305,000.000	11,220,939.000	11,012,664.010
	US TREAS NTS DTD 00060 2.75 DUE	06-30-2006 REG CUSIP: 912828CM0	1,000,000.000	992,265.630	992,227.000
	US TREAS NTS 4.1 DUE 08-15-2008 REG	CUSIP: 912828EC0	10,515,000.000	10,535,378.520	10,457,083.380
	Total United States - USD			**107,816,684.68**	**106,728,827.25**
	Total U.S. Government Securities			**107,816,684.68**	**106,728,827.25**
	Corporate Debt Instruments - Preferred				
	United States - USD				
	AL PWR CO AL PWR CO 2.8 DUE	12-01-2006/11-20-2 CUSIP: 010392EJ3	350,000.000	349,716.500	343,829.500
	AL PWR CO SR NT SER G 5.375 DUE	10-01-2008 BEO CUSIP: 010392DK1	855,000.000	895,706.550	864,851.310
	AL PWR CO SR NT SER X 3.125 DUE	05-01-2008 REG CUSIP: 010392EH7	250,000.000	242,607.500	240,270.000
	ALABAMA PWR CO BD 3.5% DUE	11-15-2007/11-16-2 CUSIP: 010392EN4	600,000.000	599,832.000	585,101.400
	ALCOA INC NT 2007 4.25 DUE 08-15-2007	BEO CUSIP: 013817AG6	500,000.000	500,892.500	495,057.500
	ALLSTATE CORP 5.375 DUE 12-01-2006 BEO	CUSIP: 020002AM3	900,000.000	929,637.000	902,729.700
	AMERICREDIT AUTOMOBILE RECEIVABLES TR	SER 2005-AX CL A-4 CUSIP: 03061NHX0	1,100,000.000	1,099,802.770	1,079,336.500
	AMERICREDIT AUTOMOBILE RECEIVABLES TR	2005-B-M CL A-3 4. CUSIP: 03061NJH3	658,000.000	657,951.770	649,143.980
	AMERITECH CAP FDG CORP 6.15 DUE	01-15-2008 REG CUSIP: 030955AL2	250,000.000	261,950.000	254,638.000
	AMERN EXPRESS CR CORP NT 3 DUE	05-16-2008 BEO CUSIP: 025818EM3	250,000.000	241,475.640	239,590.000
	AT&T WIRELESS SVCS INC NT 7.5% DUE	05-01-2007 BEO CUSIP: 00209AAH9	500,000.000	525,595.000	516,852.000
	BANK ONE ISSUANCE TR 2002-3 NT	3.58999991417% DUE CUSIP: 06423RAE6	1,500,000.000	1,490,214.840	1,469,998.500
	BEAR STEARNS COS INC GLOBAL NT DTD	01/15/2002 5.7 DUE CUSIP: 073902BZ0	250,000.000	257,022.500	251,981.750

MOTOROLA, INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2005

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred				
	United States - USD				
	BEAR STEARNS COS INC GLOBAL NT DTD	12/26/2002 4% DUE CUSIP: 073902CA4	250,000.000	247,017.500	245,429.750
	BERKSHIRE HATHAWAY FIN CORP GTD NT 3,4% DUE 07-02-2007	REG CUSIP: 084664AK7	250,000.000	247,542.500	244,670.000
	BK AMER CORP SR NT DTD 3.875	DUE 01-15-2008 BEO CUSIP: 060505AW4	250,000.000	248,767.500	245,417.250
	BK 1 N A CHGO ILL MEDIUM TERM BK	TRANCHE # TR 00300 CUSIP: 06423ENM3	250,000.000	264,422.500	251,575.750
	BK 1 N A CHGO ILL MEDIUM TERM BK	TRANCHE # TR 00324 CUSIP: 06423EPM1	250,000.000	247,382.500	244,747.250
	BMW VEH OWNER TR BMW VEH OWNER TR	3.31999993324% DUE CUSIP: 055959BE9	2,000,000.000	1,999,591.780	1,959,022.000
	BOEING CAP CORP SR NT 5.75 DUE	02-15-2007 BEO CUSIP: 097014AF1	500,000.000	511,265.000	504,582.000
	BP CAP MARKETS PLC	2.75 DUE 12-29-200 CUSIP: 05565QAK4	250,000.000	245,642.500	245,299.750
	CAP 1 MULTI-ASSET EXECUTION TR SER	2003-C4 CL C4 3.65 CUSIP: 14041NAW1	2,000,000.000	1,979,062.500	1,941,694.000
	CAPITAL ONE AUTO FIN TR 2003-B NT CL A-43.18000006676%	DUE CUSIP: 14041GBN5	1,000,000.000	1,000,429.690	982,038.000
	CAPITAL ONE MASTER TR 2002-4 AST BKD CTFCL A 4.90000009537	CUSIP: 14040KCN6	1,000,000.000	1,046,093.750	1,001,251.000
	CATERPILLAR FINL SVCS CORP CATERPILLAR	FINL SERVICESCORP CUSIP: 14911RAF6	650,000.000	619,248.500	617,517.550
	CATERPILLAR FINL SVCS CORP MEDIUM TERM	NTRANCHE # TR 0076 CUSIP: 14912LZ61	1,000,000.000	999,200.000	976,979.000
	CATERPILLAR FINL SVCS CORP NT 3.8 DUE	02-08-2008 BEO CUSIP: 14912L2L4	500,000.000	494,625.000	489,139.500
	CENTEX HOME EQTY LN TR 2004-A AST BKD	CTF CL AF-3 3.26 D CUSIP: 152314HX1	743,617.010	756,049.360	739,710.790
	CHASE MANHATTAN AUTO OWNER TR 2003-C A4 2.94000005722%	DUE CUSIP: 1615B1DE0	2,000,000.000	1,997,656.250	1,952,408.000
	CHEVRONTEXACO CAP CO CHEVRONTEXACO	CORPORATION 3.5 DU CUSIP: 166760AA4	250,000.000	247,925.000	244,906.750
	CHEVRONTEXACO CAP CO CHEVRONTEXACO CP	3.375 DUE 02-15-20 CUSIP: 166760AB4	250,000.000	245,200.000	243,223.500
	CIT GROUP HOLDINGS 7.375	DUE 04-02-2007 BEO CUSIP: 125581AA6	500,000.000	524,540.000	514,562.500
	CIT GROUP INC NEW SR NT 4.125% DUE	11-03-2009 CUSIP: 125581AM0	650,000.000	637,500.500	628,325.750
	CITIBANK CR CARD ISSUANCE TR NT 2000-A3 6.875% DUE 11-16-2	CUSIP: 17305EAG0	2,000,000.000	2,199,687.500	2,073,930.000
	CITIBANK CR CARD ISSUANCE TR SER 2004-A1CL A1 2.5499999523	CUSIP: 17305ECA1	1,110,000.000	1,109,689.200	1,084,107.030
	CITICORP SUB 7.75 NT DUE 06-15-2006	REG CUSIP: 173034GM5	1,000,000.000	1,126,330.000	1,012,132.000
	CITIGROUP INC 5 DUE	03-06-2007 BEO CUSIP: 172967BK6	500,000.000	508,292.500	500,735.000
	CITIGROUP INC 5.625 DUE 08-27-2012	BEO CUSIP: 172967BP5	1,000,000.000	1,054,620.000	1,030,712.000
	CMO BANC OF AMER SECS AUTO TR SER 2005	WF1 CL A3 4% DUE 0 CUSIP: 05947BAC1	842,000.000	841,990.230	831,775.590
	CMO MASTR ADJ RATE MTG TR SER 2004-13	CL 3-A-6 DUE 11-21 CUSIP: 576433UL8	1,300,000.000	1,259,882.810	1,250,366.000
	CMO MASTR ADJ RATE MTGS TR 2005-7 MTG	PASSTHRU CTF CL 3- CUSIP: 576433D52	1,262,403.260	1,271,230.230	1,263,211.200
	CMO RESDMTLFDG MTG SECS II INC 2005	HS1HOME LN NT CL A CUSIP: 76110VRU4	765,475.160	765,475.160	766,051.560
	CMO WAMU MTG PASS-THROUGH CTFS 2005-AR121-AB	VAR 4.84623% CUSIP: 92922 F3N6	1,257,740.110	1,254,595.760	1,240,521.650
	CMO WELLS FARGO MTG BKD SECS 2005-AR16	TR CL III-A-1 DUE CUSIP: 94981QAE8	1,195,178.410	1,195,738.650	1,185,719.770

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description / (C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	CMO WELLS FARGO MTG BKD SECS 2005-AR16 TR CTF CL IV-A-1 D CUSIP: 94981QAH1	1,064,428.920	1,061,435.210	1,057,841.170
	CMO 1ST UN NATL BK COML MTG TR 2002-C1 MTG PASSTHRU CTF C CUSIP: 33736XFS3	1,827,604.240	1,832,096.000	1,855,074.960
	COCA COLA ENTERPRISES INC COCA COLA 5.25DUE 05-15-2007/05- CUSIP: 191219BK9	500,000.000	510,182.500	504,800.000
	CONOCO FDG CO NT 5.45 DUE 10-15-2006/10-11-2 CUSIP: 20825UAA2	2,000,000.000	2,061,260.000	2,007,830.000
	CONSUMERS FDG LLC 2001-1 SECURITIZATION BD CL A-5 5.43 DUE CUSIP: 210523AE6	1,250,000.000	1,292,773.440	1,279,721.250
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS TR#00292 4.25 CUSIP: 22237LND0	2,000,000.000	2,014,300.000	1,972,158.000
	COUNTRYWIDE HOME LNS INC MEDIUM TERM NTS# TR 00309 2.87 CUSIP: 22237LNW8	800,000.000	780,832.000	781,450.400
	CR SUISSE 1ST BSTN USA INC CSFB 4.625 DUE 01-15-2008/01- CUSIP: 22541LAF0	250,000.000	252,780.000	248,807.000
	CREDIT SUISSE FIRST BOSTON USA INC NTS 5.75% DUE 04-15-20 CUSIP: 22541LAD5	250,000.000	256,675.000	252,605.750
	DAIMLERCHRYSLER AUTO TR DCAT 04-B A4 3.71000003815% DUE CUSIP: 23383VCP3	2,000,000.000	2,030,859.380	1,961,224.000
	DAIMLERCHRYSLER AUTO TR 2003-A A4 2.88000011444% DUE CUSIP: 23383VBZ2	943,481.230	954,463.950	931,018.790
	DAIMLERCHRYSLER AUTO TR 2003B ASSET BACKED NT CL A-3 2 CUSIP: 23383VCD0	347,967.940	347,907.470	346,447.320
	DAIMLERCHRYSLER AUTO TR 2004-B AST BKDNTCL A-3 3.180000066 CUSIP: 23383VCN8	500,000.000	499,972.500	495,038.500
	DEERE JOHN CAP CORP GLOBAL NT 4.5% DUE 08-22-2007 BEO CUSIP: 244217BH7	250,000.000	251,825.000	248,443.500
	DEUTSCHE TELEKOM INTL FIN B V NT 3.875 DUE 07-22-2008/07- CUSIP: 25156PAE3	500,000.000	492,600.000	488,358.000
	DIAGEO CAP PLC GLOBAL NT 3.375% DUE 03-20-2008 BEO CUSIP: 25243YAF6	250,000.000	244,462.500	242,033.500
	DIAGEO FINANCE NT 3% DUE 12-15-2006 BEO CUSIP: 25244SAA9	2,350,000.000	2,349,271.500	2,309,128.800
	DISNEY WALT CO MTN 5.375 DUE 06-01-2007 CUSIP: 25468PBZ8	500,000.000	510,417.500	503,156.000
	DOW CHEM CO SR NT DTD 11/22/2002 5 DUE 11-15-2007 BEO CUSIP: 260543BU6	500,000.000	507,512.500	500,607.000
	DU PONT E I DE NEMOURS & CO 6.75 DUE 09-01-2007 REG CUSIP: 263534BF5	250,000.000	265,295.000	257,368.750
	FORD CR AUTO OWNER TR FORD CREDIT AUTO OWNER TR 3.5399999 CUSIP: 34527RKF9	2,000,000.000	1,999,621.600	1,959,452.000
	GANNETT CO INC NT 5.5 DUE 04-01-2007 BEO CUSIP: 364725AB7	500,000.000	510,075.000	502,185.500
	GEN DYNAMICS CORP NT 3 DUE 05-15-2008/05-14-2 CUSIP: 369550AJ7	250,000.000	241,997.500	239,560.750
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00527 CUSIP: 36962GXY5	2,000,000.000	2,072,560.000	2,012,562.000
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00576 CUSIP: 36962GZZ0	250,000.000	250,880.000	247,093.250
	GEN ELEC CAP CORP MEDIUM TERM NTS BO TRANCHE # TR 00619 CUSIP: 36962GF41	500,000.000	501,850.000	489,791.500
	GILLETTE CO GILLETTE CO 2.875 2.875 DUE 03-15-2008 BEO CUSIP: 375766AL6	250,000.000	241,542.500	240,250.000
	GOLDMAN SACHS GROUP INC GLOBAL 4.125 DUE01-1S-2008 BEO CUSIP: 38141GCS1	500,000.000	498,702.500	492,324.000
	GOLDMAN SACHS GROUP INC MEDIUM TERM NTS TRANCHE # TR 00195 CUSIP: 38141EJC4	1,000,000.000	999,460.000	984,273.000
	GREEN TREE FINL CORP 1995-3 MFD HSG SR/SUB PASSTHRU CL CUSIP: 393505GH9	265,000.000	288,187.500	276,264.360
	GS AUTO LN TR GSALT 041 A3 2.13000011444% DUE CUSIP: 36292RAL5	409,054.420	408,997.820	405,166.360

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description / (C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred			
	United States - USD			
	HARTFORD FINL SVCS GROUP INC SR NT DTD 08/29/2002 4.7 DUE CUSIP: 416515AG9	675,000.000	688,560.750	671,039.100
	HBOS PLC MEDIUM TERM SR NTS BOOK ENTRY 1TRANCHE # SR 0001 CUSIP: 4041AOAP3	1,000,000.000	999,770.000	983,045.000
	HEWLETT PACKARD CO GLOBAL NT 5.5 DUE 07-01-2007/06-30-2 CUSIP: 428236AF0	250,000.000	255,440.000	252,020.000
	HEWLETT PACKARD CO GLOBAL NT 5.75 DUE 12-15-2006 BEO CUSIP: 428236AE3	250,000.000	264,070.000	252,090.250
	HONDA AUTO RECEIVABLES 2005-2 OWNER TR SER 2005-2 CL A3 3 CUSIP: 43812YAC7	1,500,000.000	1,499,869.200	1,482,495.000
	HONDA AUTO RECEIVABLES 2005-5 TR NT CL A-3 4.61% DUE 08-1 CUSIP: 43812MAC3	430,000.000	429,934.080	428,676.460
	HOUSEHOLD FIN CORP NT DTD 06/17/1998 6.4% DUE 06-17-200 CUSIP: 441812FY5	250,000.000	263,572.500	257,910.250
	HOUSEHOLD PVT LABEL CR CARD MASTER NT TRI SER 2002-1 CL-A CUSIP: 44183RAE7	1,000,000.000	1,059,843.750	1,006,302.000
	HSBC AUTOMOTIVE TR SER 2005-1 ASSET BACKED NT CL A-3 4 CUSIP: 44328FAC3	740,000.000	739,972.120	731,661.680
	HSEHD FIN CORP 7.875 DUE 03-01-2007 BEO CUSIP: 441812GK4	1,000,000.000	1,084,165.000	1,032,245.000
	IMC HOME EQTY LN TR SER 1998-3 PASSTHRU CTF CL A-8 6.34 DU CUSIP: 449670EQ7	210,632.170	221,056.800	210,124.760
	INTL BUSINESS MACHS CORP MEDIUM MTN 3.8 DUE 02-01-2008 CUSIP: 45920QET7	1,250,000.000	1,247,172.500	1,224,253.750
	LEHMAN BROS HLDGS INC LEHMAN BOR HLDG 7%02-01-08 7% DUE 02 CUSIP: 524908CV0	250,000.000	264,165.000	260,251.000
	LEHMAN BROS HLDGS INC 8.25 DUE 06-15-2007 BEO CUSIP: 524908CK4	250,000.000	270,755.000	261,360.750
	M & I MARSHALL & ILSLEY BK MILW WI TRANCHE #00021 4.5 CUSIP: 5525V0AW6	500,000.000	499,875.000	495,143.000
	MBNA CR CARD MASTER NT TR ABS MBNAS 4.2%DUE 09-15-2010 BEO CUSIP: 55264TCW9	1,000,000.000	999,740.800	987,793.000
	MBNA CR CARD MASTER NT TR 2002-1 NT CL A4, 94999980927% DUE CUSIP: 55264TAQ4	1,000,000.000	1,063,906.250	1,002,478.000
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0031 CUSIP: 59018YNZ0	250,000.000	249,467.500	246,227.750
	MERRILL LYNCH & CO INC MEDIUM TERM NTS BTRANCHE # TR 0048 CUSIP: 59018YWD9	500,000.000	500,000.000	494,848.500
	MORGAN STANLEY & CO INC SR NT DTD 05/07/2003 4.25 DU CUSIP: 61744AAN0	660,000.000	647,559.000	637,971.180
	MORGAN STANLEY DEAN WITTER & CO 5.8 DUE 04-01-2007 BEO CUSIP: 617446HB8	250,000.000	257,715.000	252,548.250
	NATIONAL CITY CORP 3.2% DUE 04-01-2008 BEO CUSIP: 635405AN3	250,000.000	243,417.500	241,147.500
	NATL RURAL UTILS COOP FIN CORP COLL TR BD 3,875 DUE 02-15 CUSIP: 637432CY9	250,000.000	247,555.000	244,616.000
	NATL RURAL UTILS COOP FIN CORP NT 2007 6.5 DUE 03-01-2007 CUSIP: 637432CS2	250,000.000	258,410.000	254,392.000
	NAVISTAR FINL 2003-B OWNER TR ASSET BKD NT CL A-4 3.25% DU CUSIP: 63936XAD6	500,000.000	499,880.150	486,904.000
	NISSAN AUTO RECEIVABLES GRANTOR TR 4.19000005722% DUE CUSIP: 65475BAC8	1,530,000.000	1,529,875.150	1,513,890.630
	PEPSICO INC MEDIUM TERM NTS BOOK ENTRY TR #00105 3.2 DUE CUSIP: 71345LEJ3	500,000.000	492,085.000	490,335.500
	PG&E ENERGY RECOVERY FDG LLC SER 2005-2 CL A1 4.8499999046 CUSIP: 693401AF8	700,000.000	699,958.700	700,320.600
	PG&E ENERGY RECOVERY FDG LLC SERIES 2005-1 CLASS-A2 3. CUSIP: 693401AB7	820,000.000	819,828.620	804,995.640
	PP&L TRANSITION BD LLC SER 1999-1 BD VARRATE CL A-8 7.15% CUSIP: 69350EAH3	500,000.000	536,425.780	526,240.000
	PRAXAIR INC NT 2.75 DUE 06-15-2008/06-14-2 CUSIP: 74005PAM6	500,000.000	476,625.000	475,792.500

MOTOROLA, INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2005

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred				
	United States - USD				
	PROCTER & GAMBLE CO NT 4.75 DUE	06-15-2007 BEO CUSIP: 742718BW8	250,000.000	254,395.000	250,238.000
	PRUDENTIAL INS CO AMER SURP NT DTD	07/05/95 7.65 DUE CUSIP: 743917AG1	1,500,000.000	1,666,835.000	1,559,685.000
	PVTPL MONUMENTAL GLOBAL FDG II SR SECD	NT 144A 3.85% DUE CUSIP: 615322AN4	400,000.000	395,328.000	391,399.600
	PVTPL PRUDENTIAL PPTY INVT SEPARATE A/C 7.125 DUE 07-01-20	CUSIP: 74435SAA6	1,000,000.000	1,136,320.000	1,027,666.000
	RESDNTL AST SEC CORP MTG PA 2003-KS5	MTGCL A-I-3 2.28 D CUSIP: 76110WSD9	364,358.850	363,789.540	362,335.930
	S.W. AIRLS 2001-1 PASS THRU TRS 5.10000 00/00/00 05/01/06	CUSIP: 84474QAA1	1,077,043.080	1,077,043.080	1,078,992.530
	SBC COMMUNICATIONS INC NT DTD 04/30/20015.75 DUE 05-02-200	CUSIP: 78387GAF0	1,000,000.000	1,035,410.000	1,002,529.000
	SLM CORP MEDIUM TERM NTS BOOK ENTRY MTN FLT RT VAR RT DUE	CUSIP: 78442FCU0	435,000.000	436,422.450	436,513.370
	SPRINT CAP CORP GTD NT 6% DUE	01-15-2007/01-05-2 CUSIP: 852060AM4	1,150,000.000	1,175,706.000	1,161,245.850
	SUNTRUST BK ATL GA MEDIUM TERM SR BK TR # SR 00003 2.5 DUE	CUSIP: 86787EAC1	1,300,000.000	1,297,179.000	1,269,703.500
	TARGET CORP NT DTD 03/26/2001 5.5 DUE	04-01-2007 BEO CUSIP: 87612EAD8	250,000.000	257,270.000	251,779.000
	TARGET CORP TARGET NEW DEAL 3.375 DUE	03-01-2008/03-10-2 CUSIP: 87612EAL0	250,000.000	245,480.000	242,892.000
	TEXTRON FINL CORP NT 5.875 DUE	06-01-2007/05-31-2 CUSIP: 883199AP6	250,000.000	257,715.000	253,013.500
	TOYOTA AUTO RECEIVABLES 2003-B OWNER TR SER 2003-B	CL A4 2 CUSIP: 89232YAD0	1,600,000.000	1,599,742.990	1,572,988.800
	TRIAD AUTOMOBILE RECEIVABLES TRUST	2005-A CL A-3 4.05 CUSIP: 89578SAM5	500,000.000	499,994.060	493,923.000
	U S BANCORP BOOK ENTRY 3.95 DUE	08-23-2007 REG CUSIP: 91159HGD6	250,000.000	248,905.000	246,760.250
	U S BANCORP NT BOOK ENTRY	3.125 DUE 03-15-20 CUSIP: 91159HGG9	250,000.000	243,057.500	241,422.500
	U S BK NATL ASSN CIN OH MEDIUM TRANCHE	#TR 00189 2.85 DUE CUSIP: 90331HHW6	—	—	—
	U S BK NATL ASSN CIN OH MEDIUM TRANCHE	#TR 00205 2.4 DUE CUSIP: 90331HJN4	1,200,000.000	1,202,388.000	1,164,766.800
	UNITEDHEALTH GROUP INC NT 5.2% DUE	01-17-2007/01-16-2 CUSIP: 91324PAD4	1,000,000.000	1,034,910.000	999,362.000
	UNITEDHEALTH GROUP INC SR NT 3.3% DUE	01-30-2008/12-03-2 CUSIP: 91324PAF9	500,000.000	486,730.000	484,631.500
	USA ED INC MEDIUM TERM NTS BOOK ENTRY	5.625 DUE 04-10-20 CUSIP: 90390MAP5	500,000.000	512,045.000	502,993.500
	USAA AUTO OWNER TR SER 2005-3 02-15-2010BEO	CUSIP: 903278CE7	550,000.000	549,973.230	547,624.550
	USAA AUTO OWNER TR USAOT 05-2 4% DUE	12-15-2009 BEO CUSIP: 903278BZ1	700,000.000	699,953.160	691,710.600
	UTD TECHNOLOGIES CORP NT 4.875 DUE	11-01-2006/10-31-2 CUSIP: 913017BE8	1,150,000.000	1,159,947.000	1,152,799.100
	VERIZON GLOBAL FDG CORP NT 4 DUE	01-15-2008 BEO CUSIP: 92344GAU0	1,150,000.000	1,152,318.500	1,127,852.150
	VERIZON GLOBAL FDG CORP VERIZON GLOBAL	FDG CORP 6.125 DUE CUSIP: 92344GAR7	250,000.000	260,300.000	254,246.750
	VERIZON WIRELESS CAP LLC NT 5.375 DUE	12-15-2006/11-12-2 CUSIP: 92344SAE0	250,000.000	267,735.000	250,823.500
	VODAFONE GROUP PLC NEW VODAFONE GROUP	PLC 3.95 DUE 01-30 CUSIP: 92857WAC4	1,150,000.000	1,140,471.500	1,129,886.500
	VOLKSWAGEN AUTO LN ENHANCED TR 2005-1	NTCL A-3 4.8% DUE 07 CUSIP: 92866XAL1	2,000,000.000	1,999,829.000	1,999,284.000
	WA MUT INC SR NT 5.625 DUE 01-15-2007	BEO CUSIP: 939322AG8	250,000.000	254,647.500	251,377.000

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Preferred				
	United States - USD				
	WACHOVIA BK NATL ASSN MEDIUM TERM SR BK NTS BOOK ENTRY MTN	CUSIP: 92976FAS2	250,000.000	249,277.500	247,168.250
	WACHOVIA BK NATL ASSN MEDIUM TERM SR BK TRANCHE # SR 00001	CUSIP: 92976FAA1	250,000.000	253,592.500	249,934.500
	WACHOVIA CORP NEW GLOBAL NT 4.95% DUE	11-01-2006 REG CUSIP: 929903AA0	2,000,000.000	2,046,760.000	2,000,154.000
	WAL-MART STORES INC WAL-MART STORES	4.375 DUE 07-12-20 CUSIP: 931142BR3	500,000.000	503,245.000	497,711.000
	WELLS FARGO & CO NEW WELLS FARGO COMPANY 5.125% DUE 02-15-2	CUSIP: 949746CH2	250,000.000	262,172.500	250,520.000
	WELLS FARGO & CO NT 3.5 DUE 04-04-2008 BEO	CUSIP: 949746EX5	250,000.000	244,167.500	242,920.000
	WELLS FARGO FINL AUTO OWNER TR 2004-A CLA-4 2.67000007629%	CUSIP: 949785AD1	1,660,000.000	1,659,805.950	1,617,935.600
	WFS FINL 2004-1 OWNER TR AUTO	REC NT A-4 2.81 DU CUSIP: 92927EAD3	1,000,000.000	989,531.250	973,607.000
	WORLD SVGS BK FSB FLTG RT 4.60125% DUE 09-16-2009	CUSIP: 9B153BAG9	650,000.000	649,542.400	650,097.500
	WYETH 4.375% DUE 03-01-2008/02-28-2008 BED	CUSIP: 983024AB6	500,000.000	499,570.000	494,295.500
	Total United States - USD			**111,310,071.070**	**109,031,085.620**
	Total Corporate Debt Instruments - Preferred			**111,310,071.070**	**109,031,085.620**
	Corporate Debt Instruments - Other				
	United States - USD				
	AMVESCAP PLC SR NT 5.9% DUE	01-15-2007/01-14-2 CUSIP: 03235EAH3	1,000,000.000	1,043,910.000	1,003,433.000
	AOL TIME WARNER INC AOL TIME WARNER INC 6.15 DUE 05-01-200	CUSIP: 001B4AAE5	250,000.000	259,742.500	253,102.250
	CAP 1 FINL CORP NT 8.75 DUE 02-01-2007 BEO	CUSIP: 14040HAF2	1,250,000.000	1,364,912.500	1,298,471.250
	CMO BANC AMER FDG CORP SER 2005-E CL	4-A-1 DUE 03-20-20 CUSIP: 05946XXQ1	1,033,821.500	1,012,337.390	1,011,335.880
	COMCAST CABLE COMMUNICATIONS INC	EXCHANGE NT 8.375% CUSIP: 20029PAF6	250,000.000	280,315.000	260,702.750
	COOPER CAMERON CORP	2.65 DUE 04-15-200 CUSIP: 216640AC6	1,000,000.000	999,310.000	966,864.000
	DAIMLERCHRYSLER N AMER HLDG CORP GTD NT 06/04/2003 4.05 DU	CUSIP: 233835AV9	250,000.000	244,412.500	243,373.750
	DAIMLERCHRYSLER N AMER HLDG CORP NT DTD 05/15/2001 6.4 DUE	CUSIP: 233835AS6	800,000.000	812,864.000	803,967.200
	DEVON ENERGY CORP NEW SR NT 2.75% DUE	08-01-2006/08-04-2 CUSIP: 25179MAF0	2,500,000.000	2,498,875.000	2,466,110.000
	DOMINION RES INC VA NEW DOMINION RES	INC 4.125 DUE 02-1 CUSIP: 25746UAL3	250,000.000	247,125.000	245,363.750
	FORD MTR CR CO FORD MTR CR CO CPN 6.5	MAT 1/25/07 6.5 DU CUSIP: 345397TX1	250,000.000	266,172.500	241,867.500
	FORD MTR CR CO 6.875 DUE 02-01-2006 BEO	CUSIP: 345397TR4	2,000,000.000	2,012,462.220	1,995,700.000
	GEN MTRS ACCEP CORP NT DTD 01/14/2001	6.75 DUE 01-15-200 CUSIP: 370425RT9	2,400,000.000	2,532,072.000	2,398,416.000
	GENERAL MLS INC NT 5.125% DUE 02-15-2007BEO	CUSIP: 370334AR5	250,000.000	252,465.000	249,785.500
	GS AUTO LN TR 2005-1 NT CL A-2 4.32% DUE05-15-2008 REG	CUSIP: 36292RAT8	850,000.000	849,968.640	847,235.800

MOTOROLA, INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2005

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Corporate Debt Instruments - Other				
	United States - USD				
	JONES APPAREL GROUP INC SR NT DTD	06/15/1999 7.875 D CUSIP: 480074AL7	1,000,000.000	1,031,930.000	1,008,774.000
	KRAFT FOODS INC GLOBAL NT DTD 11/02/20014.625 DUE 11-01-20	CUSIP: 50075NAA2	1,500,000.000	1,543,155.000	1,495,287.000
	KRAFT FOODS INC NT 5.25% DUE 06-01-2007 BEO	CUSIP: 50075NAG9	250,000.000	253,275.000	251,015.000
	MERRILL LYNCH & CO INC MEDIUM TERM NTS	BTRANCHE # TR 0035 CUSIP: 59018YQU8	250,000.000	244,817.500	243,570.500
	NATL CY BK CLEV OH MEDIUM TERM BK NTS	BOOK ENTRY MTN 303 CUSIP: 634902LC2	1,150,000.000	1,152,633.500	1,119,896.450
	UN PAC CORP UNP 5.75 DUE	10-15-2007/10-14-2 CUSIP: 907818CM8	250,000.000	258,815.000	253,453.000
	VA ELEC & PWR CO 2002 SR NT SER A 5.375 DUE 02-01-2007	BEO CUSIP: 927804ES9	250,000.000	255,395.000	250,930.750
	VIACOM INC 5.625 DUE 05-01-2007 BEO	CUSIP: 925524AS9	250,000.000	265,147.500	251,330.750
	WEYERHAEUSER CO NT 6.125% DUE	03-15-2007/09-15-2 CUSIP: 962166BM5	42,000.000	45,090.770	42,613.200
	1ST MD BANCORP SUB NT DTD 07/01/1997 7.2DUE 07-01-2007	REG CUSIP: 320806AG7	960,000.000	1,078,387.200	994,258.560
	Total United States - USD			**20,805,590.720**	**20,196,857.840**
	Total Corporate Debt Instruments - Other			**20,805,590.720**	**20,196,857.840**
	Corporate Stock - Common				
	United States - USD				
	MOTOROLA INC COM CUSIP: 620076109		34,705,322.000	511,321,790.580	783,993,223.980
	Total United States - USD			**511,321,790.580**	**783,993,223.980**
	Total Corporate Stock - Common			**511,321,790.580**	**783,993,223.980**
	Participant Loans				
	United States - USD				
	MOTOROLA LOAN ASSET CUSIP: 000101469 Range of Interest:5.75% – 7.5%			—	67,961,798.000
	Total United States - USD			—	**67,961,798.000**
	Total Participant Loans			—	**67,961,798.000**
	Value of Interest in Common/Collective Trust				
	United States - USD				
	COLTV SHORT TERM INVT FD CUSIP: 195998AC3		20,194,890.600	20,194,890.600	20,194,890.600
	COLTV STIF CUSIP: 195997KU4		151,883,848.380	151,883,848.380	151,883,848.380

MOTOROLA, INC. 401(k) PLAN
EIN: 36-1115800
Plan Number: 001
December 31, 2005

Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)

(A)	(B) Identity of Issuer, Borrower, Lessor or Similar Description	(C) Description of Investment		(D) Cost	(E) Current Value
	Value of Interest in Common/Collective Trust				
	MFB NTGI COLTV DAILY S&P MIDCAP 400 EQTYINDEX FD - LENDING	CUSIP: 194992715	21,940,424.990	423,193,928.960	554,412,599.070
	MFB NTGI-QM COLTV DAILY AGGREGATE BD INDEX FD-LNDG	CUSIP: 658991559	677,476.520	210,858,202.610	220,542,996.410
	MFB NTGI-QM COLTV DAILY EAFE INDEX FD LENDING	CUSIP: 658991450	1,119,069.240	290,515,957.190	361,464,959.870
	MFB NTGI-QM COLTV DAILY RUSSELL 2000 EQTY INDEX FD-LIND	CUSIP: 658991377	320,845.740	202,076,040.660	250,259,356.350
	MFB NTGI-QM COLTV DAILY S&P 500 EQTY INDEX FD-LENDING	CUSIP: 658991294	313,053.800	817,615,031.870	1,037,966,814.250
	Total United States - USD			**2,116,337,900.270**	**2,596,725,464.930**
	Total Value of Interest in Common/Collective Trusts			**2,116,337,900.270**	**2,596,725,464.930**
		Total		2,867,592,037.320	3,684,637,257.620

* Party in-interest
See accompanying Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirements Benefits Committee of the Motorola 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOTOROLA 401(k) PLAN

Date: June 28, 2006

By: ______________________

Ron Miller

Corporate Vice President and Director of Global Total Rewards, Motorola, Inc. and a senior management member of the Retirement Benefits Committee of the Motorola 401(k) Plan

KPMG

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Motorola, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-58714 on Form S-8 of Motorola, Inc. of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the Motorola, Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years ended December 31, 2005 and 2004, and related supplemental schedule, which report appears in the December 31, 2005, annual report on Form 11-K of the Motorola, Inc. 401(k) Plan.

KPMG LLP

Phoenix, Arizona
June 28, 2006

2005

MOTOROLA

FORM 11 K